Tantech Holdings Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000, People’s Republic of China

January 17, 2023

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Kuhar, Lynn Dicker, Jason Drory and Doris Stacey Gama

Re:	Tantech Holdings Ltd
Form 20-F/A for the Fiscal Year Ended December 31, 2021
Filed December 23, 2022
Response Dated November 28, 2022
File No. 001-36885

Dear Mr. Kuhar:

In response to the comment set forth in the letter dated January 4, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) addressed to Tantech Holdings Ltd (the “Company,” “we,” and “our”) regarding the above referenced Form 20-F/A for the fiscal year ended December 31, 2021 (the “Form 20-F/A”), we are writing to supply the Company’s response and the revised disclosure contained in Amendment No. 2 to the Form 20-F (the “Amendment”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021

Financial Statements, page F-1

1.	We note that your amended Form 20-F includes only the revised report of your independent registered public accounting firm without the full corresponding set of financial statements. Please file an amended Form 20-F to include the entire Item 17, including the full set of financial statements, as required by Rule 12b-15 of Regulation 12B. Note that the amended filing is to be accompanied by all certifications, updated as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and in response has included the entire Item 17, the full set of financial statements, as required by Rule 12b-15 of Regulation 12B in the Amendment.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weilin Zhang
Weilin Zhang
Chief Financial Officer